                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
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                     Centex Construction Products, Inc.

                                (Name of Issuer)


                      Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 15231R 10 9
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                                 (CUSIP Number)

                               Raymond G. Smerge
                                2728 N. Harwood
                              Dallas, Texas 75201
                               (214) 981-6530
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               March 17, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15231R 10 9
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        (1)     Name of Reporting Person,
                S.S. or I.R.S. Identification No. of Above Person

                Centex Corporation, #75-0778259

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        (2)     Check the Appropriate Box if a Member of a Group

                (a)    . . . . . . . . . . . . . . . . . . . . . .     [   ]
                (b)    . . . . . . . . . . . . . . . . . . . . . .     [   ]

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         (3)     SEC Use Only

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         (4)     Source of Funds

                 WC

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         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)
                                                                        [   ]

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         (6)     Citizenship or Place of Organization

                 The State of Nevada

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 Number of        (7)     Sole Voting Power
Shares Bene-              11,303,004
 ficially                 ------------------------------------------------------
 Owned by         (8)     Shared Voting Power
Each Report-              None
 ing Person               ------------------------------------------------------
   With           (9)     Sole Dispositive Power
                          11,303,004
                          ------------------------------------------------------
                  (10)    Shared Dispositive Power
                          None
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         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                 11,303,004
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         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares                                                 [   ]

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         (13)    Percent of Class Represented by Amount in Row (11)
                                51.4%
                               -------
--------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)

                 CO

ITEM 1.  SECURITY AND ISSUER

                 The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share ("Common Stock"). The name of the issuer is Centex Construction Products, Inc. (the "Company"), and the address of its principal executive offices is 3710 Rawlins, Suite 1600, Dallas, Texas 75219.

ITEM 2.  IDENTITY AND BACKGROUND

                 This Schedule 13D is being filed by Centex Corporation, a Nevada corporation ("Centex"), with respect to shares of Common Stock beneficially owned by Centex. Centex has its principal business address and principal office at 2728 N. Harwood, Dallas, Texas 75201. The principal business of Centex is the construction and sale of homes.

                 Information with respect to the directors and executive officers of Centex is set forth on Schedule I hereto, which is incorporated herein by reference.

                 Centex has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Centex purchased all of the 52,700 shares of Common Stock beneficially owned by it with an aggregate of $944,384 in funds provided by Centex's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

                 The purpose of the acquisition was to increase its investment in the Company. Centex intends to continue to review its investment in the Company on an ongoing basis. Based upon the results of such review, market and general economic conditions, and other factors Centex deems relevant, Centex may seek to modify its investment in the Company through any available means including, without limitation, increases or decreases in its investment though open market purchases or sales or privately negotiated transactions or actions of the type listed in clauses (a) through (j) of Item 4 of the Schedule 13D. Other than as stated in the preceding sentence, Centex has not formulated any plans or proposals of any type listed in clauses (a) through (j) of Item 4 of
Schedule 13D, although it reserves the right to formulate such plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                 (a) Centex beneficially owns an aggregate of 11,303,004 shares of Common Stock, which constitutes approximately 51.4% of the 21,983,814 shares of Common Stock outstanding as of March 17, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the nine months ended December 31,
1996).

                 To the knowledge of Centex, the following persons of those named on Schedule I hereto have beneficial ownership of Common Stock:

                 Name                           Shares             Percentage
                 ----                           ------             ----------
          Michael S. Albright                    1,000                  *

          Laurence E. Hirsch                    10,000                  *

          David W. Quinn                         2,000                  *

        * Less than 1%

                 (b) Centex has sole voting and dispositive power with respect to all of the shares of Common Stock beneficially owned by it. To the knowledge of Centex, the persons set forth above have sole voting and dispositive power with respect to the Common Stock owned by such persons.

                 (c) Schedule II hereto, which is incorporated herein by reference, sets forth all transactions in the Common Stock effected by Centex during the past sixty days. To the knowledge of Centex, no transactions in the Common Stock have been effected by the persons named on Schedule I hereto during the past sixty days.

                 (d) No person other than Centex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Centex. To the knowledge of Centex, no person other than those persons set forth above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such person.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 1997

                                        CENTEX CORPORATION



                                        By:  /s/ LAURENCE E. HIRSCH
                                          ------------------------------------
                                          Laurence E. Hirsch
                                          Chairman and
                                          Chief Executive Officer

                                   SCHEDULE I


                                                                               Name and Principal
    Name                    Business Address        Principal Occupation       Business  of Employer
    ----                    ----------------        --------------------       ---------------------
 Michael S. Albright        2728 N. Harwood          Vice President - Finance    Centex Corporation
                            Dallas, TX 75201         and Administration

 Alan B. Coleman            36939 Green Cove Dr.     Retired                     N/A
                            Sea Ranch, CA 95497

 Dan W. Cook, III           100 Crescent Court,      Private investments         Self-employed
                            Suite 1000                                           Private investments
                            Dallas, TX 75201

 Juan L. Elek               115 Lomas de             Investment banker           Elek, Moreno Valle y
                            Chapultepec                                          Asociados
                            11000 Mexico, D. F.                                  Investment banking

 Timothy R. Eller           2728 N. Harwood          President and Chief         Centex Homes
                            Dallas, TX 75201         Executive Officer of        Homebuilding
                                                     Centex Homes

 William J Gillilan III     2728 N. Harwood          President and Chief         Centex Corporation
                            Dallas, TX 75201         Operating Officer

 Laurence E. Hirsch         2728 N. Harwood          Chairman and Chief          Centex Corporation
                            Dallas, TX 75201         Executive Officer

 Clint W. Murchison, III    6116 N. Central          Real estate developer       Self-employed
                            Expressway, #1300                                    Real estate development and
                            Dallas, Tx 75206                                     investments

 Charles H. Pistor          4200 Belclaire           Retired                     N/A
                            Dallas, TX 75205
 David W. Quinn             2728 N. Harwood          Vice Chairman and Chief     Centex Corporation
                            Dallas, TX 75201         Financial Officer

 Paul R. Seegers            8222 Douglas Avenue,     Investments                 Seegers Enterprises
                            Suite 790                                            Investments
                            Dallas, TX 75225

 Raymond G. Smerge          2728 N. Harwood          Vice President, Chief       Centex Corporation
                            Dallas, TX 75201         Legal Officer and
                                                     Secretary

 Paul T. Stoffel            5949 Sherry Lane,        Investments                 Paul Stoffel Investments
                            Suite 1465                                           Investments
                            Dallas, TX 75225





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
         Other than Juan L. Elek, who is a Mexican citizen, all of the foregoing persons are citizens of the United States of America.

         To the knowledge of Centex, none of the persons named on this Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE II

         The following table sets forth the dates on which Centex purchased shares of Common Stock, the number of shares purchased on each such date and the price per share paid. All transactions were effected on the New York Stock Exchange. Except as indicated below, Centex has not purchased any shares of Common Stock during the last 60 days. Centex has not disposed of any shares of Common Stock during the last 60 days.

  Date of Purchase               Number of Shares              Price Per Share
  ----------------               ----------------              ---------------
  March 17, 1997                     52,700                        $18.00





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